Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**02/23/12**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**02/23/12**
Item IDs	**5.02**
	5.07
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**megan.nelson@raymondjames.com**
	jonathan.oorlog@raymondjames.com
	nancy.coan@raymondjames.com
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com
	michael.castellani@raymondjames.com
	mike.badal@raymondjames.com
	jesus.jimenez@raymondjames.com
	rjbank-finance@rjlan.rjf.com

Documents

8-K	**k8022712.htm**
	8-K
EX-99.1	**ex99_1.htm**
	PRESS RELEASE
GRAPHIC	**rjflogo.jpg**
	LOGO
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>02/23/12</value></field>
                <combobox sid="SubItem_itemId_"><value>5.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>5.07</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_3"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8022712.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8022712.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>PRESS RELEASE</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>LOGO</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>jesus.jimenez@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>rjbank-finance@rjlan.rjf.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

February 23, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers

On February 24, 2012, Raymond James Financial, Inc. issued a press release to announce that the ten nominees to the Board of Directors proposed in the Company's proxy statement, all of whom were current directors, were re-elected at the Annual Meeting of Shareholders held on February 23, 2012. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

Proxies for the Annual Meeting of Shareholders held on February 23, 2012 were solicited by the Company pursuant to Regulation 14A of the Securities Act of 1934, as amended. Shareholders representing 115,572,365 shares or 91.42% of the 126,413,140 shares of common stock outstanding on the record date of December 16, 2011 were present in person or by proxy, representing a quorum for the purposes of the annual meeting. The final voting results for each proposal voted upon at the Annual Meeting of Shareholders were as follows:

1. The election of ten directors to the Board of Directors to hold office until the Annual Meeting of Shareholders in 2013 and until their respective successors have been elected. There was no solicitation in opposition to the nominees and all such nominees were elected.

	For	Withheld	Abstain	Broker Non-Votes
Broader, Shelley G.	98,759,366	905,394	0	15,907,605
Godbold, Francis S.	81,622,804	18,041,956	0	15,907,605
Habermeyer, H. William	98,636,331	1,028,429	0	15,907,605
Helck, Chet	92,554,115	7,110,645	0	15,907,605
James, Thomas A.	93,007,765	6,656,995	0	15,907,605
Johnson, Gordon L.	97,603,887	2,060,873	0	15,907,605
Reilly, Paul C.	93,345,048	6,319,712	0	15,907,605
Saltzman, Robert P.	98,270,812	1,393,948	0	15,907,605
Simmons, Hardwick	98,546,644	1,118,116	0	15,907,605
Story, Susan N.	95,767,980	3,896,780	0	15,907,605

2. To ratify the appointment by the Audit Committee of the Board of Directors of KPMG LLP as the Company's independent registered public accounting firm.

For	Against	Abstain	Broker Non-Votes
111,317,463	4,206,850	48,052	0

3. To approve the 2012 Stock Incentive Plan.

For	Against	Abstain	Broker Non-Votes
82,271,917	15,909,230	1,483,613	15,907,605

4. To approve an advisory (non-binding) resolution approving the Company's executive compensation.

For	Against	Abstain	Broker Non-Votes
95,990,656	2,145,611	1,528,493	15,907,605

Item 7.01 Regulation FD Disclosure

The press release referred to under Item 5.02 included the announcement that the Company's Board of Directors declared a quarterly dividend of $.13 per share for each outstanding share of common stock of the Company payable on April 16, 2012 to the shareholders of record on April 2, 2012.

The Company also announced in its press release the results of one advisory vote. Shareholders voted to approve the compensation of the Company's named executive officers. A copy of the press release is furnished as Exhibit 99.1 to this report and incorporated herein by reference.

In addition, the Company announced in its press release that Raymond James Bank will proceed with acquiring the approximately $430 million loan portfolio of Allied Irish Bank through its subsidiary, Raymond James Finance Company of Canada, Ltd., as approved on February 23, 2012 by the Board of Governors of the Federal Reserve System.

The information furnished in this item, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) **Exhibits.**

Exhibit No.

99.1 Press release dated February 24, 2012 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: February 27, 2012

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance
Chief Financial Officer and
Treasurer

RAYMOND JAMES

February 24, 2012
FOR IMMEDIATE RELEASE

**RAYMOND JAMES FINANCIAL ANNOUNCES DIVIDEND, RESULTS OF
SHAREHOLDERS MEETING AND REGULATORY APPROVAL OF BANK TRANSACTION**

ST. PETERSBURG, Fla. – The Raymond James Financial Board of Directors today declared a quarterly cash dividend on its common shares of $.13 per share, payable April 16, 2012, to shareholders of record on April 2, 2012. This is the 27th consecutive year in which Raymond James has paid its shareholders a dividend.

Raymond James held its annual meeting of shareholders on the afternoon of February 23, 2012. The ten nominees to the Board proposed in the company's proxy statement, all of whom are currently directors, were re-elected.

The shareholders ratified the appointment of KPMG LLP as the Company's independent registered public accounting firm and approved the 2012 Stock Incentive Plan.

In its annual compensation advisory vote, shareholders voted to approve the Company's executive compensation.

The Board of Governors of the Federal Reserve System, on February 23, 2012, approved Raymond James Bank's investment in Canadian subsidiary Raymond James Finance Company of Canada, Ltd. Raymond James Bank will proceed with acquiring the approximately $430 million loan portfolio of Allied Irish Bank through this subsidiary.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have approximately 5,400 financial advisors serving 2 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $281 billion, of which approximately $37 billion are managed by the firm's asset management subsidiaries.

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements, due to a number of factors, which include, but are not limited to, the possibility that regulatory and other approvals and conditions to the Morgan Keegan acquisition are not received or satisfied on a timely basis or at all, the possibility that modifications to the terms of the Morgan Keegan acquisition may be required to obtain or satisfy such approvals or conditions, changes in the anticipated timing for closing the Morgan Keegan acquisition, difficulty integrating Raymond James' and Morgan Keegan's businesses or realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, diversion of management time on acquisition related issues, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2011, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, please contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.